                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549


                                SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                            SOUTHWEST BANCORP, INC.
        --------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                  844767 10 3
        --------------------------------------------------------------
                                (CUSIP Number)

                                George M. Berry
                               402 South Willis
                          Stillwater, Oklahoma 74074
                                (405) 372-5758
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


Check the following box if a fee is being paid with this statement [__] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages
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---------------------------                         ----------------------------
CUSIP No.  844767 10 3                13G           Page 2 of 5 Pages
---------------------------                         ----------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
      GEORGE M. BERRY
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a [ ]
                                                        b [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                5  SOLE VOTING POWER
                   209,380
  NUMBER OF     ----------------------------------------------------------------
    SHARES      6  SHARED VOTING POWER
 BENEFICIALLY      25,000
   OWNED BY     ----------------------------------------------------------------
     EACH       7  SOLE DISPOSITIVE POWER
  REPORTING        9,380
 PERSON WITH    ----------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER
                   225,000
--------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    234,380
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.2%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                               Page 2 of 5 Pages
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Item 1(a)      Name of Issuer:
               ---------------
               Southwest Bancorp, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               ------------------------------------------------
               608 South Main Street
               Stillwater, Oklahoma  74074

Item 2(a)      Name of Person Filing:
               ----------------------
               George M. Berry

Item 2(b)      Address of Principal Business Office, or if None,
               -------------------------------------------------
               Residence:
               ----------
               402 South Willis
               Stillwater, Oklahoma 74074

Item 2(c)      Citizenship:
               -----------
               See Row 4 of the second part of the cover page.

Item 2(d)      Title of Class of Securities:
               -----------------------------
               Common Stock, par value $1.00 per share

Item 2(e)      CUSIP Number:
               -------------
               844767 10  3

Item 3         If this statement is filed under Rule 13d-1(b) or
               Rule 13d-2(b), check whether the person filing is a:
               ----------------------------------------------------

               - Not Applicable since this statement is being filed under Rule 13d-1(c).

Item 4(a)      Amount Beneficially Owned:  See Row 9 of the second part of the
               --------------------------
               cover page.

Item 4(b)      Percent of Class:  See Row 11 of the second part of the cover
               -----------------
               page.

Item 4(c)      Number of shares as to which such person has:  See  Rows 5, 6, 7
               ---------------------------------------------
               and 8 of the second part of the cover page.

Item 5         Ownership of Five Percent or Less of a Class:
               ---------------------------------------------
               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ----------------------------------------------------------------
               Certain persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock, par value $1.00 per share, of Southwest Bancorp, Inc. (the "Common Stock") reported herein. The only such person whose interest relates to more than 5% of the outstanding Common Stock is the George M. Berry Revocable Inter


                               Page 3 of 5 Pages

               Vivos Trust, dated May 6, 1976, Stillwater National Bank and Trust Company, Trustee.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:  Not Applicable
               --------

Item 8         Identification and Classification of Members of the Group:
               ----------------------------------------------------------
               Not Applicable

Item 9         Notice of Dissolution of Group:  Not Applicable
               -------------------------------

Item 10        Certification:  Not Applicable since statement is
               --------------
               not being filed under Rule 13d-1(b).

                               Page 4 of 5 Pages
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/George M. Berry                                 2/9/98
-------------------------------------------        --------------
George M. Berry                                    Date


                               Page 5 of 5 Pages